Exhibit 28.1



                              FOR IMMEDIATE RELEASE
                                 APRIL 25, 2002
                           FOR ADDITIONAL INFORMATION
                             CONTACT: STEPHEN E ZAHN
                                 PRESIDENT, CEO
                                 (260) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES FIRST QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced net income of $353,000 for the first quarter ended March 31, 2002 or a 10.1% decrease compared to $392,000 for the first quarter ended March 31, 2001. This represents a diluted net income per share of $0.23 for the three-month period ending March 31, 2002 compared to $0.24 for the same period 2001. The current three months earnings represents an annualized return on average equity (ROE) of 5.36% compared to 5.87% for the three months ended March 2001.

Results for the quarter ended March 31, 2002 showed net interest income of $1.59 million compared to $1.65 million for the corresponding quarter ended March 31, 2001 or a 3.64% decrease. The net interest margin was 2.84% at March 31, 2002 compared to 2.85% for the same period 2001.

The decrease is primarily due to a change in the mix of interest earning assets combined with a reduction in earning assets and an overall decrease in interest rates. Provisions for loan losses of $217,000 for the first quarter 2002 increased by $67,000 or 45% over the $150,000 for the first quarter 2001. Management believes that additions to the reserves are warranted based on the current economic conditions. The non-performing loan ratio has decreased since year-end primarily due to a reduction in non-performing mortgage loans secured by first mortgages on residential rental properties.

Non-interest income of $303,000 for the first quarter 2002 compares to $286,000 for the same period 2001 or a 6.0% increase. Non-interest expenses decreased $28,000 to $1.20 million for the first quarter 2002 compared to $1.23 million for the first quarter 2001 or a 2.3% decrease.



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Total Assets at March 31, 2002 of $230.4 million compared to $237.5 million at
March 31, 2001 reflects a 3.0% decrease. The return on average assets (ROA) of 0.60% for the current quarter ended compares to first quarter 2001 of 0.65%. Shareholder equity at March 31, 2002 was $26.1 million compared to Shareholder equity at March 31, 2001 of $26.9 million.

The book value of NEIB's stock was $17.04 per share as of March 31, 2002. The number of outstanding shares was 1,532,979. The last reported trade of the stock at the close of business on April 24, 2002 was $14.50 per share, this represents a 16% increase over the $12.50 closing price per share as of December 31, 2001.

First Federal Savings Bank serves primarily Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".


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


                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION


                                              ASSETS                                              March 31,      December 31,
                                              ------                                              ---------      ------------
                                                                                                   2002             2001
                                                                                                   ----             ----
Interest-earning cash and cash equivalents                                                      $ 21,651,440   $ 23,541,599
Noninterest earning cash and cash equivalents                                                      2,320,873      2,750,133
                                                                                                ------------   ------------
   Total cash and cash equivalents                                                                23,972,313     26,291,732
Interest earning deposits in financial institutions                                                       --             --
Securities available for sale                                                                     35,464,507     39,365,026

Securities held to maturity fair value: March 31, 2002- $266,000; December 31, 2001- $306,000        266,000        306,000
Loans held for sale                                                                                  604,101      1,543,422
Loans receivable, net of allowance for loan loss March 31, 2002- $2,071,139 and December 31,
2001- $1,954,900                                                                                 162,182,012    162,830,186
Accrued interest receivable                                                                          741,224        753,000
Premises and equipment                                                                             2,270,310      2,298,102
Investments in limited liability partnerships                                                      1,505,788      1,546,177
Other assets                                                                                       3,368,154      3,460,884
                                                                                                ------------   ------------
    Total Assets                                                                                $230,374,409   $238,394,529
                                                                                                ============   ============

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                         134,589,953    137,030,011
Borrowed Funds                                                                                    68,412,392     73,966,411
Accrued interest payable and other liabilities                                                     1,254,212      1,117,069
                                                                                                               ------------
                                                                                                               ------------
    Total Liabilities                                                                           $204,256,557   $212,113,491
                                                                                                ------------   ------------
Retained earnings - substantially restricted                                                      26,117,852     26,281,038
                                                                                                ------------   ------------
    Total Liabilities and Shareholder's Equity                                                  $230,374,409   $238,394,529
                                                                                                ============   ============

-------------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME

                                                               Three Months Ended
                                                                     March 31,
                                                                 2002         2001
                                                                 ----         ----
Total interest income                                         $3,754,300   $4,535,622
Total interest expense                                         2,166,009    2,887,517
                                                               ---------    ---------
   Net interest income                                        $1,588,291   $1,648,145
-------------------------------------------------------------------------------------
Provision for loan losses                                        217,300      150,000
  Net interest income after provision for
     Loan losses                                               1,370,991    1,498,145
                                                               ---------    ---------
 Net Realized gain (loss)on sale of securities                        --           --
Net Realized gain (loss) on sale of loans                     $   30,425   $   31,259
Other                                                            272,360      255,026
-------------------------------------------------------------------------------------
Total noninterest income                                         302,785      286,285
                                                               ---------    ---------
   Total noninterest expenses                                  1,202,790    1,231,354
-------------------------------------------------------------------------------------
  Income before income tax expenses                           $  470,986   $  553,076
-------------------------------------------------------------------------------------
Income tax expenses                                              117,762      160,375
                                                               ---------    ---------
     Net Income                                               $  353,224   $  392,701
=====================================================================================


                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
--------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA

                                                              Three Months Ended
                                                                       March 31,
                                                              2002             2001
                                                         -------------    -------------
Basic Earnings per share                                 $       0.24 $           0.25
Dilutive Earnings per share                              $       0.23 $           0.24
Net interest margin                                              2.84%            2.85%
Return on average assets                                         0.60%            0.65%
Return on average equity                                         5.36%            5.87%
Average shares outstanding-primary                           1,465,452        1,592,959
Average shares outstanding-diluted                           1,511,974        1,609,686
                                                                    At March 31st

Total non-performing assets as a % of total assets               2.77%            3.45%
Stockholders' equity as a % of total assets                     11.34%           11.30%
Book value per share                                    $       17.04 $          15.95
Common shares outstanding- E-O-P                            1,532,979        1,683,536
